Exhibit 12.1

Ratio of Earnings to Fixed Charges

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest payable and similar charges, amortization of debt issuance costs, and one-third of operating lease rental expense, deemed representative of the interest component of rental expense. Set forth below is an overview of how we calculate the ratio of earnings to fixed charges:

	Predecessor			Successor
	For the year ended December 31,		For the period January 1 through	For the period September 29 through
	2004	2005	September 28, 2006	December 31, 2006
	(€ in millions)
Earnings:
Income (loss) before taxes	€141	€39	€117	€(852)
Fixed charges	106	82	36	86
Total earnings	€247	€121	€153	€(766)
Fixed charges:
Interest expense	€88	€61	€19	€79
Interest component of rent	18	21	17	7
Total fixed charges	€106	€82	€36	€86
Ratio of earnings to fixed charges(a)	2.3x	1.5x	4.3x	—

(a)      For the period ended December 31, 2006, earnings were insufficient by €852 million to cover fixed charges.